December 21, 2023

Melissa Kindelan
Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:     The E.W. Scripps Company
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 10-Q for Fiscal Quarter Ended September 30, 2023
    Form 8-K Furnished November 3, 2023
    File No. 001-10701

Dear Melissa Kindelan and Kathleen Collins:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated November 29, 2023 (the “Comment Letter”) in regard to the above-referenced Form 10-K, Form 10-Q, and Form 8-K filed or furnished by The E. W. Scripps Company (the “Company, “we” or “our”). For the Staff’s convenience, the Comment Letter has been reproduced in its entirety below, with the Company’s response thereto immediately following each comment.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Confidential Portions”), as indicated by [***].

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results, page F-5

1.You indicate that while distribution revenues in your Local Media segment were affected by subscriber losses by the MVPDs, rate increases more than offset the subscriber declines. Similarly, you refer to numerous factors impacting your Scripps Network segment revenue such as the benefit of increases in advertising spots, expanded distribution of your network on CTV platforms and higher overall pricing in general market advertising, which were offset by lower ratings in your key monetized demographics and declines in direct response advertising rates. Where you describe two or more factors that contributed to a material change, including any offsetting factors, please revise to quantify each material factor that contributed to the overall change. Refer to Item 303(b) of Regulation S-K.
Confidential Treatment Requested by The E.W. Scripps Company    #001

Company Response:

We respectfully acknowledge the Staff’s comment. In future filings, where we describe two or more factors that contributed to a material change, we will frame our discussion and analysis to quantify each material factor that contributed to the overall change.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, page F-14

2.We note you performed a goodwill impairment test in the second quarter of 2023, which resulted in a goodwill impairment charge of $686 million related to the Scripps Networks reporting unit. However, we also note your market capitalization continues to be significantly in excess of the total book value as of June 30, 2023. Please tell us the fair value and the carrying value of each reporting unit as of June 30, 2023. Also provide us with your reconciliation of the estimated fair value of your reporting units to the company’s market capitalization as of June 30, 2023. In addition, given the further decrease in the Scripps Networks segment revenue during the third quarter of fiscal 2023 and the continued decline in your market capitalization since June 30, 2023, tell us what consideration you gave to reassessing the recoverability of your goodwill in the quarter ended September 30, 2023.

Company Response:

Inclusive of the impact of our second quarter 2023 goodwill impairment charge, a summary of fair value and carrying value for our reporting units and reconciliation of the estimated fair value of the reporting units to market capitalization as of June 30, 2023 is as follows:

In accordance with ASC 350-20-35-3, we assess our reporting units’ fair values when events or circumstances indicate fair value could be less than its carrying value. For the quarter ended September 30, 2023, we considered the following factors:

Confidential Treatment Requested by The E.W. Scripps Company    #002

a.Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

Company evaluation – We noted that our businesses continued to experience softness in the advertising marketplace as macroeconomic challenges continued to impact advertising budgets. Despite these challenges, no additional deterioration was noted in the third quarter relative to our prior quarter assessment. Additionally, we amended our credit agreement in the third quarter which resulted in the upsizing of our revolving credit facility.

b.Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

Company evaluation – As discussed above, weakness in economic and industry conditions persisted during the third quarter, but no significant deterioration was noted relative to our prior quarter assessment. Similarly, we identified no changes in the competitive environment, the market for our services or the regulatory or political landscape within the third quarter.

c.Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Company evaluation – No significant changes or increases in cost factors attributable to our businesses were noted within the third quarter.

d.Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Company evaluation – We acknowledged the decline in revenue during the third quarter compared to the second quarter. However, when comparing our actual third quarter results to the forecast included in the second quarter impairment analysis, we noted that revenue, profitability and cash flows of the reporting unit exceeded the forecast used in the analysis.
Confidential Treatment Requested by The E.W. Scripps Company    #003

e.Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Company evaluation – No significant entity-specific events or changes occurred to our businesses during the third quarter.

f.Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Company evaluation – No such events occurred during the third quarter.

g.If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers)

Company evaluation – We acknowledged the decline in our market capitalization as of September 30, 2023. After considering the capital structure of our Company, industry considerations and that our actual third quarter results exceeded the forecast estimates used in the second quarter impairment analysis, we did not view the decline in our market capitalization to be indicative of a sustained decrease in our share price. See additional assessment on market capitalization and our stock price decrease in the conclusions below.
As noted in our second quarter 2023 Form 10-Q, we concluded that the fair value of our Scripps Networks reporting unit was likely below its carrying value and completed impairment testing on goodwill during the second quarter of 2023. During the third quarter of 2023 and as noted above, we continued to monitor macroeconomic conditions and the operating results of our reporting units for indications of additional deterioration in fair value. Such consideration included the extent to which any changes in events and circumstances could adversely affect the significant inputs used to determine fair value. While our businesses continued to be impacted by current weakness in economic conditions and our stock price continued to be depressed over prior quarter values, we did not note any further detrimental changes to general economic conditions, capital markets, competitive environment, or other market, industry, and entity-specific considerations that were not already contemplated in our second quarter impairment testing.

Related to market capitalization and our capital structure, 100% of the Company’s Common Voting shares and approximately 18% of the common shares that are subject to trade in the public market are held by Scripps family members. The Scripps family is generally not active with transacting their shares. As a result, we would expect our market capitalization to be inherently lower than the enterprise operating value of our Company since the market price of our stock implicitly reflects a higher minority discount and is impacted by the low daily volume of shares transacted. Additionally, our stock price continues to be depressed from levels reached in early 2022. For the first half of the 2023 third quarter, our stock price increased from June 30 and reached a price of $11.02. We then experienced a decline in our stock price during the month of September which was also felt by the media sector as a whole. Based on these factors, coupled with consideration of our actual results when compared to our forecast, we did not view the third quarter volatility in our share price as a sustained decrease when compared to the market and our peers. Additionally, the implied control premiums from each of the respective stock price data points would still fall within a reasonable range that we would
Confidential Treatment Requested by The E.W. Scripps Company    #004

associate with our fair value assessment. Subsequently, after releasing third quarter results that exceeded the forecast used in our second quarter impairment analysis, our stock price closed 31% higher when compared to our September 30, 2023 share price.

Based on these factors considered, we did not identify any change in circumstances that would more likely than not reduce the fair value of the Scripps Networks reporting unit below its carrying amount for the third quarter of 2023, and accordingly an impairment test was not performed.

3.You disclose that you generally determine the fair value of your reporting units using market data, appraised values and discounted cash flow analyses. Please tell us whether this includes a market approach and if so, how that approach was weighted with the discounted cash flow analysis in estimating the fair value of the Scripps Network reporting unit. Further, tell us how you performed the market approach, including significant estimates and assumptions used. Regarding your discounted cash flow analyses, tell us the estimates and assumptions used in your analysis, such as the discount rate, etc.

Company Response:

The fair value of each reporting unit is determined by management considering the discounted cash flow method of the income approach, the general public company (“GPC”) method of the market approach, and the guideline transactions method of the market approach. For the Scripps Networks reporting unit second quarter analysis, we evaluated each of these valuation approaches and applied a 50% weighting to the discounted cash flow method, 25% weighting to the GPC method and 25% weighting to the guideline transactions method.

Our discounted cash flow analysis requires estimates and assumptions related to the future cash flows derived from the business, the period of time over which those cash flows will occur, as well as the selection of an appropriate discount rate. The operating results for each of our reporting units were forecasted through fiscal year 2032. Our Scripps Networks revenue assumptions showed a [***] compound annual growth rate (“CAGR”) for that discrete forecast period reflecting the expected recovery in the national advertising market, new revenue opportunities in product placement and advertising strategies, and the expansion of distribution through additional television providers and digital platforms. The long-term EBITDA margin of the business was estimated at 35%. Beyond the final projection year, the analysis included a [***] long-term growth rate for each reporting unit and the Gordon Growth Formula was applied to the cash flows projected for the final normalized year of the projection period to determine each reporting unit’s terminal value. The discount rate we utilized in our analysis is based on a weighted average cost of capital (WACC) model estimating the cost of equity and cost of debt from a market participant view. For our second quarter impairment test, the cost of equity component of the WACC model included a company-specific risk premium of 10% based on our judgment regarding the risk inherent in the financial projections for Scripps Networks. After evaluating the Company and peer GPC information comparing market capitalization and debt as percentages of total capital, our discount rate calculation was weighted 60% to cost of debt and 40% to cost of equity. For our second quarter impairment test, the selected discount rate used in our Scripps Networks valuation was [***].

The GPC method relies upon valuation multiples derived from stock prices and operating values of mature publicly traded companies operating in the media industry that are comparable in size and financial condition to our reporting units. These multiples are then used to develop an estimate of value for the respective reporting unit. The valuation
Confidential Treatment Requested by The E.W. Scripps Company    #005

multiples applied are based on the operating values of the guideline companies divided by EBITDA. A valuation multiple of [***] times was applied to the 2024 Scripps Networks forecast and [***] times was applied to the 2025 Scripps Networks forecast. The EBITDA financial measure reflects the mature business stage of our reporting units. The estimated operating value determined by applying EBITDA to the selected multiple is then adjusted by application of a control premium factor, which is derived from historical control premium indicators from industry transactions. The control premium factor utilized for our second quarter 2023 impairment analysis was 15%.

The Guideline Transactions method is based on valuation multiples derived from actual transactions for public and private companies comparable to our reporting units. Similar to the GPC method, the last twelve months of Scripps Networks EBITDA was multiplied by 9.0 to develop an estimate of value for the respective reporting unit. When evaluating the respective transactions to include in this valuation method, we considered the acquirer and target companies involved, the date of the transactions, and the business description, size and financial conditional of the companies, among other factors.

The variance between the values indicated by each of the three methods was less than 5% which we concluded was reasonable.

Form 8-K Furnished November 3, 2023

Exhibit 99.1, page 1

4.You refer to “segment profit” of $97.5 million for the third quarter of 2023, which appears to be the sum of the measure of profit for your three reportable segments less the “Shared services and corporate” costs. This segment profit measure is a non-GAAP measure that should be reconciled to the most directly comparable GAAP measure and other related non-GAAP disclosures should be included. Please revise to address the following:

•Identify this as a non-GAAP measure and disclose the reasons why you believe the measure provides useful information to investors.
•Reconcile it to the most directly comparable GAAP measure, operating income, and present GAAP operating income with equal or greater prominence.
•Change the title of the measure, as “segment profit” appears to imply it is the operating results of the segments; however, the measure includes costs that are not allocated to segments.

Alternatively, consider removing the measure, as it does not appear to be significant to your discussions. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 100.05 and 104.04 of the non-GAAP C&DIs.

Company Response:

We respectfully acknowledge the Staff’s comment and will remove reference to the total segment profit measure in our future filings and press releases. We recognize that use of our segment profit measure, in any context other than Accounting Standards Codification 280, would require presentation as a non-GAAP financial measure.

Confidential Treatment Requested by The E.W. Scripps Company    #006

Non-GAAP Information, page E-7

5.You state that free cash flow is a non-GAAP performance measure used by management and the Board of Directors to evaluate the performance of your business. As free cash flow is a liquidity measure, which is typically calculated as cash flows from operating activities less capital expenditures, it is unclear what this measure represents or what it is attempting to convey. Please explain and revise your disclosures accordingly. If this is a performance measure, revise to remove the cash-based adjustments and change the title so as not to imply this is a liquidity measure. Alternatively, if this is a liquidity measure, revise to reconcile to cash provided by operating activities, and to the extent it includes cash-based adjustments other than capital expenditures, change the title to adjusted free cash flow. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K, Questions 100.05 and 102.07 of the non-GAAP C&DIs.

Company Response:

We respectfully acknowledge the Staff’s comment. We consider Free Cash Flow as an indicator of our Company’s operating performance (profitability measure and not a liquidity measure). The metric is a universally used measure of valuation for broadcast television companies and serves as an important assessment tool for investors to identify industry trends in our operating performance. Additionally, our management also believes the measure identifies important trends in our operating performance and allows investors to view our business through the eyes of management. We recognize that broadcast companies use of the title Free Cash Flow could be confused with the more traditional liquidity measure that is calculated as cash flows from operating activities less capital expenditures. An example of revised disclosures that we would include in future filings is below.

4. NON-GAAP INFORMATION

In addition to results prepared in accordance with GAAP, this earnings release includes adjusted EBITDA and adjusted free cash flow, non-GAAP performance measures that management and the company’s Board of Directors use~~s~~ to evaluate the performance of the business. We also believe that the non-GAAP measures provide~~s~~ useful information to investors by allowing them to view our business through the eyes of management and are measures frequently used by industry analysts, investors and lenders as measures of valuation for broadcast companies.

Adjusted EBITDA is calculated as income (loss) from continuing operations, net of tax, plus income tax expense (benefit), interest expense, losses (gains) on extinguishment of debt, defined benefit pension plan expense (income), share-based compensation costs, depreciation, amortization of intangible assets, impairment of goodwill, loss (gain) on business and asset disposals, acquisition and integration costs, restructuring charges and certain other miscellaneous items. We consider adjusted EBITDA to be an indicator of our operating performance and a measure of our ability to service debt.

Adjusted free cash flow is calculated as non-GAAP Adjusted EBITDA (as defined above), plus reimbursements received from the FCC for repack expenditures, less capital expenditures, preferred stock dividends, interest payments, income taxes paid (refunded) and mandatory contributions to defined retirement plans. We consider adjusted free cash flow to be an indicator of our operating performance and a measure of our ability to service debt, make investments, and satisfy other
Confidential Treatment Requested by The E.W. Scripps Company    #007

obligations. Our measure of adjusted free cash flow may not be directly comparable to similarly defined measures by other companies.
Confidential Treatment Requested by The E.W. Scripps Company    #008

*******
We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 898-4050.

Sincerely,

/s/ Daniel W. Perschke
Daniel W. Perschke
Senior Vice President and Controller

cc: Jason Combs, Chief Financial Officer
William Appleton, Chief Legal Officer
Confidential Treatment Requested by The E.W. Scripps Company    #009